NO ACT

PE
1-5-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


12025207

March 7, 2012

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-7-12

Re: Chiquita Brands International, Inc.
Incoming letter dated January 5, 2012

Dear Mr. Gerber:

This is in response to your letter dated January 5, 2012 concerning the shareholder proposal submitted to Chiquita by John Chevedden. We also have received letters from the proponent dated February 9, 2012 and February 28, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 7, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Chiquita Brands International, Inc.
Incoming letter dated January 5, 2012

The proposal requests that the board amend Chiquita's bylaws and specific governing documents "to allow shareowners to make board nominations" under the procedures set forth in the proposal.

There appears to be some basis for your view that Chiquita may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. In arriving at this position, we note that the proposal provides that Chiquita's proxy materials shall include the director nominees of shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements." The proposal, however, does not describe the specific eligibility requirements. In our view, the specific eligibility requirements represent a central aspect of the proposal. While we recognize that some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal. As such, neither shareholders nor Chiquita would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Chiquita omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Chiquita relies.

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 28, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Chiquita Brands International, Inc. (CQB)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This further responds to the January 5, 2012 company request to avoid this rule 14a-8 proposal.

The Company's letter has ten parts. Of these, Parts IV through IX make arguments for exclusion of the Proposal. In a previous letter, I responded to Parts VI, VIII and IX. In this letter, I now respond to Parts IV, V and VII. Section numbers below correspond to section numbers in the Company's letter.

IV. Company Erroneously Claims Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Purportedly Violate State Law.

The Company argues that the Proposal, if implemented, would purportedly violate New Jersey law because it fails to provide what others have called a "fiduciary out"—a provision allowing the board to exclude shareowner proxy access nominations when "the board determined that such exclusion was in the best interest of the Company and its shareholders." The legal opinion the Company obtained does little to support this position. Much of it is a labored recital of basic principles of corporate law, such as the obvious requirement that a corporation's by-laws and articles must be consistent with state law.

It is a fundamental principle of corporate governance—recognized in most state corporate law—that there is a division in the authority of the board and the shareowners. Boards have full authority over the day-to-day management of a company. Shareowners, on the other hand, retain some authority related to fundamental matters, such as major transactions, corporate policy or governance procedures. Any claim that a proposal violates state law by infringing on the board's authority must explore this sometimes-vague boundary between board and shareowners' authority. The legal opinion the Company obtained does not attempt to do this. Instead, it discusses at length the authority of the board while making no mention of the authority of the shareowners, thereby giving the false impression that shareowners have no authority, which is nonsense.

The Proposal is both precatory and procedural. With regard to the Company's suggestion that any proxy access proposal lacking a "fiduciary out" provision is illegal under New Jersey, it is worth noting that proxy access with a "fiduciary out" provision *is not proxy access*. A "fiduciary out" provision would allow the board to ignore shareowner nominations. In effect, it would be no different from the traditional system under which shareowners may propose nominations to the board, who are free to ignore them. Because proxy access with a "fiduciary out" provision is not proxy access, the Company is in fact arguing that proxy access bylaws are *per se* invalid under New Jersey law. They are effectively arguing that every single proxy access proposal that shareowners have submitted to public US corporations for 2012 would be invalid under New Jersey law and that even the Commission's vacated Rule 14a-11—which also had no "fiduciary out" provision—would conflict with New Jersey law. They can point to nothing in New Jersey law to support this conclusion, so they point to Delaware law instead. But we all know proxy access is legal under Delaware law. Besides, even if proxy access were illegal under Delaware law, that wouldn't make it illegal under New Jersey law. The Company presented no evidence whatsoever to support their position that proxy access—and hence the Proposal—is illegal under New Jersey law.

V. Company Erroneously Claims Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate an Existing Contract.

Item 6 of the Proposal states:

> Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers.

The Company points to an existing contractual obligation of the Company that, because it did not anticipate proxy access, is inconsistent with the definition of item 6. They claim item 6, if implemented, would force the Company to violate that contractual obligation and, hence, violate Ohio state law.

The Proposal is precatory and merely asks the Board to implement its provisions "to the fullest extent permitted by law ..." It clearly does not ask the board to breach the company's contractual obligations. It indicates no specific actions the board should take in fulfillment of the provision, but a reasonable interpretation might be that future contracts be negotiated to reflect the indicated definition and, should a reasonable opportunity arise to do so, that existing contracts be renegotiated to reflect the definition.

VII. Company Erroneously Claims Proposal May Be Excluded Under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

The Company argues, based on their earlier contention that proxy access is illegal under New Jersey law, that the board lacks authority to implement the proposal. As I have already indicated, the Company has failed to demonstrate their claim that proxy access is illegal under New Jersey law. Accordingly, this claim, based on that one, also lacks merit.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: James E. Thompson <jethompson@chiquita.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 9, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Chiquita Brands International, Inc. (CQB)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This responds to the January 5, 2012 company request to avoid this rule 14a-8 proposal.

Our Company's letter has ten parts. Of these, Parts IV through IX make arguments for exclusion of the Proposal. In this letter, I respond to Parts VI, VIII and IX. I will write again shortly to respond to Parts IV, V and VII. Section numbers below correspond to section numbers in the Company's letter.

VI. Company Erroneously Claims Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is "Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9."

Rule 14a-8(i)(3) says a proposal may be excluded if it is contrary to the Commission's proxy rules. Various proxy rules might be cited under this provision. When companies do invoke Rule 14a-8(i)(3), it is usually to claim that a proposal violates Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials.

A determination that a statement is "materially false or misleading" is, in many cases, subjective. Companies can easily rummage through proposals to find statements that, in their opinion, aren't explained in sufficient detail and claim they are, thus, "misleading." Also, Commission staff has always maintained that a proposal may leave minor details of implementation up to the board. The mere fact that the board may exercise discretion in implementing a proposal is not grounds for excluding the proposal under Rule 14a-8(i)(3).

Turning now to the purported deficiency, this relates to the Proposal's first numbered paragraph, which indicates that

> Any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements [would be allowed to nominate under the proposal.]

Our Company claims that:

> The Proposal relies upon an external standard (Rule 14a- 8(b) in order to implement a central aspect of the Proposal (shareholder eligibility requirements for nominating directors) but the Proposal (including the supporting statement) fails to describe the substantive provisions of the standard. Without an explanation of which shareholders would be eligible to nominate directors under the Proposal's requested policy, shareholders will be unable to determine the effect of implementing the Proposal that they are being asked to vote upon.

They also explain:

> ... the Staff has regularly concurred with the exclusion of shareholder proposals that rely on an external standard for a central element of the proposal when the proposal and supporting statement failed to describe sufficiently the substantive provisions of the external standard.

This is misleading because it implies SEC staff adopted a policy that proposals cannot cite an "external standard" or, if they do, they must "describe sufficiently the substantive provisions of the external standard." Staff adopted no such standard.

Consider some of the decisions our Company cites, supposedly in accordance with this invented standard.

- In their 2010 decision in *AT&T*, staff concurred that a proposal was deficient because it failed to adequately explain the term "grassroots lobbying communications" and a cited external reference also failed to adequately explain it. The problem was not that the proposal cited an external reference or that it did not explain what the external reference said. It was that the external reference was unhelpful. The proposal didn't explain the term "grassroots lobbying communications," and neither did the external reference.

- In their 2011 *Exxon Mobil* decision, staff concurred that a proposal was deficient because it referenced "guidelines from the Global Reporting Initiative," a 150 page document. Staff agreed with the Company's contention that "Without any description of the Guidelines, or a reference to such a description, shareholders voting on the Proposal cannot understand the implications of the Proposal. Again, the problem was not that the proposal cited an external reference. It was that the external reference was unhelpful. If the proposal had explained the external guidelines OR if the external guidelines had been short and clear, the proposal would presumably have been acceptable.

- In their 2010 *Boeing* decision, staff concurred that a proposal was deficient because it would require the company to form a committee to ensure compliance with the Universal Declaration of Human Rights, which the company pointed out "is intentionally far-reaching and addresses a wide variety of topics that do not have any direct relevance to the company's business. The Declaration contains 30 articles and addresses matter ranging from the right to life, liberty and security of person, to the presumption of innocence in a criminal proceeding, to the right to travel, to the right to an education, to the right of men and women to marry..." Again, the problem was not that the proposal cited an external reference. It was that the external reference was unhelpful.

The proxy access proposal does not cite some long or convoluted external reference. It cites the Commission's own Rule 14a-8(b), which is half a page long and written in a clear, conversational "question and answer" format specifically designed to be accessible to the layperson. The rule is easily accessed via the Internet. Just Google "Rule 14a-8" and up it pops. Our Company's claim that the proposal is "materially false or misleading" (the standard for exclusion under Rule 14a-9), because it cites a half-page SEC rule written in a conversational "question and answer" format. This is ridiculous.

VIII. Company Erroneously Claims Proposal May Be Excluded Under Rule 14a-8(i)(7) Because "It Deals With Matters Relating To The Company's Ordinary Business Operations."

Part VIII of our Company's letter claims that the proposal is excludable under Rule 14a-8(i)(7) "because it deals with matters relating to the company's ordinary business operations." That provision of Rule 14a-8 tends to be contentious because it is often unclear what should be considered "ordinary business." However, in this particular case, there is no ambiguity: The USPX model access proposal addresses a significant policy issue. Let's start with our Company's position. They explain:

> ... the Proposal seeks to amend the Company's organizational documents to prevent the Company from agreeing that a "change in control" includes an election of directors that results in a majority of the Company's board consisting of directors nominated by shareholders and elected through the Proposal's proxy access mechanism. This broad prohibition would restrict the Company's ability to agree to routine change in control definitions in a wide variety of ordinary business dealings, including in the terms of financing agreements, publicly-issued notes, equity incentives plans and various other compensation arrangements that are applicable to non-executive officers. Thus, the Proposal implicates matters that are so fundamental to management's ability to run the Company on a day-to-day basis that they cannot effectively be subject to direct shareholder oversight.

Rule 14a-8(i)(7) states that a proposal may be excluded if:

> ...the proposal deals with a matter relating to the company's ordinary business operations

In 1998, the Commission explained (Exchange Act Release No. 34-40018) the two considerations staff apply in interpreting the rule:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers ...
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

The subject matter of the USPX model proposal is not a day-to-day matter such as "the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." It does not involve "intricate detail," or seek "to impose specific time-frames or methods for implementing complex policies" The proposal addresses a significant policy issue: allowing shareowners to nominate a few directors without the costs and risks of attempting a change in control via a proxy solicitation. This is the same purpose for which the Commission adopted vacated Rule 14a-11, so it can hardly be a routine matter suitable solely for the board's discretion, and it can hardly be considered micro-managing.

Our Company appears to think that, if a proposal relates to a significant policy issue, but in doing so requires actions that might otherwise be considered ordinary business, then that is sufficient grounds for exclusion. This is nonsense. Suppose a proposal requested the board to conduct a study on some important governance issue, the corporation should not be allowed to exclude that proposal under Rule 14a-8(i)(7) on the grounds that preparing the study might require staffers to work some overtime, a routine employment matter.

The Company provides no support for this position. Indeed, the precedents the Company cites where staff allowed exclusion relate to proposals whose primary purpose was ordinary business. For example, in the 2008 *Vishay Intertechnology* decision they cite, the purpose of the proposal was for the company to make three specific financial transactions culminating in the retirement of $500 million of a convertible subordinated note. As funding decisions are considered ordinary business, the very purpose of that proposal was ordinary business.

Even if we accept the Company's position that a proposal addressing a significant policy issue may be excluded so long as it happens to require actions that might be considered ordinary business (we should not) they fail to identify a single matter of ordinary business that would be impacted by the proposal. The closest they come is when they claim that (as previously quoted above) the proposal:

> This broad prohibition would restrict the Company's ability to agree to routine change in control definitions in a wide variety of ordinary business dealings, including in the terms of financing agreements, publicly-issued notes, equity incentives plans and various other compensation arrangements that are applicable to non-executive officers.

This is nonsense. The proposal in no way limits management's ability to include routine change-in-control provisions in any ordinary business dealings. Nothing in the proposal precludes the inclusion of such provisions in "financing agreements, publicly-issued notes, equity incentives plans and various other compensation arrangements" All the proposal asks is that those routine provisions, when inserted, treat any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under proxy access as not a change in control. Since routine change-in-control provisions do not anticipate proxy access, this does not change the nature of routine change-in-control provisions. It merely clarifies what should constitute a "routine change-in-control" provision moving forward.

The Commission addressed the issue of change in control in their Rule 14a-11 model for proxy access with two provisions:

1. A mandate that proxy access nominations may not be made with an intent to change control (p. 114), and

2. Limiting the total number of proxy access nominees a corporation would have to include in its proxy materials to no more than one nominee or the number of nominees that represents 25% of the Company's board of directors, whichever is greater.

The two provisions together (and individually) make it impossible for Rule 14a-11 proxy access to be used to pursue a change in control, but they do so at the cost of imposing an onerous limitation. Under the Commission's second provision, it would be impossible for a majority of board seats to be won by proxy access nominees, even if they are collectively not controlled by any single party. Under the scenario as proposed in the USPX model proposal, different shareowners could independently make different proxy access nominations, and a majority of those independent nominees could win seats on the board. That could be an attractive outcome in situations where shareowners are dissatisfied with an existing board but don't want some corporate raider, other unsavory party or any single entity taking control. Under the definition of Regulation 405, the existing board could be removed using the USPX model, but there would be no change in control. The USPX model proxy access proposal is written to allow such an outcome. Rule 14a-11 was not.

The actual details of the USPX model proposal and the Commission's Rule 14a-11 approach are not material to this discussion. What matters is the fact that the Commission felt it necessary to address issues related to changes in control. For that purpose, the Commission also needed to define "change in control", which they effectively did by invoking Schedule 14N (pp. 113-114).

If the Commission found it appropriate to address such issues in specifying proxy access under Rule 14a-11, it is appropriate that such issues also be addressed in a Rule 14a-8 shareowner proposal for proxy access. Indeed, it would be absurd if the Commission allowed shareowners to submit Rule 14a-8 proposals for proxy access but did not allow them to address the issue of whether such proxy access might be used to facilitate a change in control. Of course, to address that issue, proponents must define what they mean by "change in control." Accordingly, paragraph 6 is not a separate proposal but is an integral part of a unified concept.

The definition of change in control, as it relates to proxy-access-nominated directors is a significant policy issue. The purpose of the USPX model proxy access proposal is to allow shareowners to nominate a few directors without the costs and risks of attempting a change in control via a proxy solicitation. If shareowners had to worry that by nominating under proxy access, or by voting for proxy access nominees, they might inadvertently trigger a poison pill or other expensive change-in-control provision, that might sow confusion and uncertainty, detracting from the very purpose of proxy access. By addressing this concern, the proposal touches upon a significant policy issue and not a matter of ordinary business.

IX. Company Erroneously Claims Proposal May Be Excluded Under Rule 14a-8(i)(8)(iii) Because "the Proposal Questions the Business Judgment of Board Members the Company Expects to Nominate for Reelection at the Upcoming Annual Meeting of Shareholders.

A proposal may be excluded under Rule 14a-8(i)(8)(iii) if it questions "the competence, business judgment, or character of one or more nominees or directors."

Our Company claims

> ... the whereas clause questions Mr. Aguirre's competence, business judgment and character by stating that he "appears incentivized to seek a change in control, rather than improving performance." This sentence squarely calls into question Mr. Aguirre's competence, business judgment and character.

This is ridiculous. The phrase "appears incentivized to seek a change in control, rather than improving performance" is clearly commenting on the incentive compensation package the board has granted Mr. Aguirre. It suggests that the package provides incentives to seek a change in control and not to improve performance. The assertion reflects on the compensation package and not on Mr. Aguirre.

Our Company further claims

> ... by stating that "[O]ur board requires new blood with new ideas to turn things around," the whereas clause of the Proposal suggests that members of the Board do not have sufficient competence and business judgment to improve Chiquita's performance.

This is also ridiculous. Suppose I assemble a carpenter, plumber and painter to build a house and you comment that the team also needs an electrician. Would you be questioning "the competence, business judgment, or character of" the carpenter, plumber or painter? Certainly not! You would merely be observing that team I have assembled requires additional skills.

Similarly, the phrase "our board requires new blood with new ideas to turn things around" does not question "the competence, business judgment, or character of" one or more board members. It merely indicates that our board needs something more.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
James McRitchie

James E. Thompson <jethompson@chiquita.com>

[CQB: Rule 14a-8 Proposal, December 9, 2011]

3* – Proxy Access

WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this is a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_003.pdf. The Corporate Library (now GMI) cited a potential payment of $21 million (more than 21 times his salary) to CEO Fernando Aguirre as "not in the interests of shareholders as it presents a conflict of interest." He appears incentivized to seek a change in control, rather than improving performance. During the last decade our stock has lost about 20%, while the broader market has gained about 40% in value. Our board requires new blood with new ideas to turn things around.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareowners to make board nominations as follows:

7. The Company proxy statement, form of proxy, and voting instruction forms, shall include nominees of:
    a. Any party of one or more shareowners that has held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or
    b. Any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements.

8. Any such party may make one nomination or, if greater, a number of nominations equal to twelve percent of the current number of board members, rounding down.

9. For any board election, no shareowner may be a member of more than one such nominating party. Board members, named executives under Regulation S-K, and Rule 13d filers seeking a change in control, may not be a member of any such party.

10. All members of any party satisfying item 1(a), and at least one hundred members of any party satisfying item 1(b) who meet Rule 14a-8(b) eligibility requirements, must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement or understanding either to nominate or regarding the nature of any nomination, with anyone not a member of their party.

11. All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees. Nominees may include in the proxy statement a 500 word supporting statement. All board candidates shall be presented together, alphabetically by last name.

12. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers.

13. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws.

Encourage our board to implement this proposal: Adopt Proxy Access; Vote – Yes on 3*.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
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January 5, 2012

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chiquita Brands International, Inc. – 2012 Annual Meeting
Omission of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Chiquita Brands International, Inc., a New Jersey corporation ("Chiquita" or the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Chiquita's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden (the "Proponent") from the proxy materials to be distributed by Chiquita in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Chiquita's intent to omit the Proposal from the 2012 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Chiquita.

I. The Proposal

The Proposal is set forth below.

> WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this is a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_003.pdf. The Corporate Library (now GMI) cited a potential payment of $21 million (more than 21 times his salary) to CEO Fernando Aguirre as "not in the interests of shareholders as it presents a conflict of interest." He appears incentivized to seek a change in control, rather than improving performance. During the last decade our stock has lost about 20%, while the broader market has gained about 40% in value. Our board requires new blood with new ideas to turn things around.
>
> RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareowners to make board nominations as follows:
>
> 1. The Company proxy statement, form of proxy, and voting instruction forms, shall include nominees of:
>
>   a. Any party of one or more shareowners that has held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or
>
>   b. Any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements.
>
> 2. Any such party may make one nomination or, if greater, a number of nominations equal to twelve percent of the current number of board members, rounding down.
>
> 3. For any board election, no shareowner may be a member of more than one such nominating party. Board members, named executives under Regulation S-K, and Rule 13d filers seeking a change in control, may not be a member of any such party.
>
> 4. All members of any party satisfying item l(a), and at least one hundred members of any party satisfying item 1(b) who meet Rule 14a-8(b) eligibility requirements, must affirm in writing that they are not aware,

and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement or understanding either to nominate or regarding the nature of any nomination, with anyone not a member of their party.

5. All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees. Nominees may include in the proxy statement a 500 word supporting statement. All board candidates shall be presented together, alphabetically by last name.

6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers.

7. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws.

Encourage our board to implement this proposal: Adopt Proxy Access; Vote – Yes on 3*.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Chiquita's view that it may exclude the Proposal from the 2012 proxy materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would (i) violate New Jersey law and (ii) cause the Company to violate an existing contract;

- Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9;

- Rule 14a-8(i)(6) because Chiquita lacks the power or authority to implement the Proposal;

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business; and

- Rule 14a-8(i)(8)(iii) because the Proposal questions the competence, business judgment and character of directors that Chiquita expects to nominate for reelection at the upcoming annual meeting of shareholders.

III. Background

The Company received the Proposal, accompanied by a cover letter from the Proponent, on December 9, 2011. A copy of the Proposal and the cover letter are attached hereto as Exhibit A.[1]

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. As discussed below and based upon the legal opinion of McCarter & English, LLP regarding New Jersey law, attached hereto as Exhibit B (the "New Jersey Opinion"), implementation of the Proposal would cause the Company to violate New Jersey law. Accordingly, the Proposal is excludable under Rule 14a-8(i)(2) as a violation of law.

The Proposal requests that the Company's board of directors (the "Board") amend the Company's governing documents to allow shareholders to nominate, subject to certain substantive and procedural criteria that are included in the Proposal, individuals for election to the Board and to have such individuals included in the Company's proxy materials.

The Company is a New Jersey corporation. As more fully detailed in the New Jersey Opinion, the governing documents of a New Jersey corporation cannot contain any provision that is inconsistent with the New Jersey Business Corporation Act (the "Act"). Under the Act, the power and authority to manage a New Jersey corporation rests in the corporation's board of directors.

One of the substantive requirements contained in the Proposal, is that "[a]ll board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees." As more fully explained in the New Jersey Opinion, inclusion of this "equal treatment" provision in the Company's governing documents could cause the Board to violate its fiduciary duties to shareholders and, as such, would, impermissibly, limit the Board's discretion in violation of New Jersey law.

---

[1] After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on December 9, 2011, the Company sent a letter to the Proponent requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of the Company's stock continuously for at least one year as of the date of submission of the Proposal. On December 19, 2011, the Company received the required ownership verification.

The Proposal does not provide the Board with the necessary discretion to exclude (or otherwise treat unequally) any shareholder nominee if, in the exercise of the Board's fiduciary duties, the Board determined that such exclusion (or unequal treatment) was in the best interest of the Company and its shareholders. Indeed, the Proposal effectively requests that the Board amend the Company's governing documents to strip the Board of any discretion in this matter, even where the Board's fiduciary duties require such discretion to be exercised. Accordingly, implementation of the Proposal impermissibly would infringe on the Board's powers provided for under the Act and cause the Company to violate New Jersey law.

On numerous occasions, the Staff, pursuant to Rule 14a-8(i)(2), has permitted exclusion of shareholder proposals regarding amendments to governing documents that, if implemented, would cause the company to violate state law. See, e.g., *Vail Resorts, Inc.* (Sep. 16, 2011) (concurring with exclusion of shareholder proposal to amend the bylaws to "make distributions to shareholders a higher priority than debt repayment or asset acquisition" under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); *Ball Corp.* (Jan. 25, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company take the necessary steps to declassify its board of directors where such declassification would violate state law); *Citigroup, Inc.* (Feb. 18, 2009) (concurring with exclusion of shareholder proposal to amend the bylaws to establish a board committee on U.S. economic security under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); *AT&T Corp.* (Feb. 19, 2008) (concurring with the exclusion of a shareholder proposal requesting that the company take the necessary steps to amend the company's governing documents to permit shareholders to act by written consent because the proposal would cause the company to violate state law); *The Boeing Co.* (Feb. 18, 2008) (same); *Monsanto Co.* (Nov. 7, 2008, reconsideration denied, Dec. 18, 2008) (concurring with exclusion of shareholder proposal to amend the bylaws to require directors to take an oath of allegiance to the U.S. Constitution under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); and *Hewlett-Packard Co.* (Jan. 6, 2005) (concurring with exclusion of a shareholder proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law).

V. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause Chiquita to Violate an Existing Contract.

As described above, Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. As discussed below and based upon the legal opinion of Taft, Stettinius & Hollister LLP regarding Ohio law, attached hereto as Exhibit C (the "Ohio Opinion"), implementation of the Proposal would cause the Company to breach a contract governed by Ohio law. Accordingly, the Proposal is excludable under Rule 14a-8(i)(2) as a violation of law.

The Proposal provides, among other things, that:

> 6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers.

Chiquita has adopted the Chiquita Stock and Incentive Plan (the "Incentive Plan") and made awards to employees under the Incentive Plan. A copy of the Incentive Plan is attached hereto as Exhibit D. Under the Incentive Plan, the term "Change in Control" is defined, in relevant part, as follows:

> "*Change in Control*" means the occurrence after the Effective Date of any of the following events:
>
> ....
>
> (ii) on any date, the individuals who constituted the Company's Board at the beginning of the two-year period immediately preceding such date (together with any new directors whose election by the Company's Board, or whose nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office;

This same definition is used in a number of the Company's employment-related agreements, including, among others, the Company's Employment Agreement with Fernando Aguirre, the Company's President and Chief Executive Officer, and the Company's Change in Control Severance Agreements, which have been entered into with certain senior executives.

The definition contained in the Incentive Plan (and the other agreements) means that, for purposes of determining whether a change in control has occurred under the relevant agreement, if a majority of the board was nominated by persons, such as shareholders, who do not qualify as "continuing" directors a change of control would have occurred and certain rights or obligations under the agreement would be triggered. The Proposal, on the other hand, states that persons nominated by shareholders under the provisions of the Proposal would not be counted towards a change in control. As this is explicitly contrary to the definition contained in the Incentive Plan (and the other agreements), applying the terms of the Proposal would cause the Company to violate the Incentive Plan and other compensation related agreements.

The Staff has confirmed that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(2). In Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), Section E, the Staff stated: "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."

On numerous occasions, the Staff, pursuant to Rule 14a-8(i)(2), has permitted exclusion of shareholder proposals requesting that a company breach its existing contractual obligations. See, e.g., *Occidental Petroleum Corporation* (January 20, 2010) (concurring in the omission under Rule 14a-8(i)(2) of a proposal because it may cause the company to breach existing compensation agreements); *General Electric Company* (December 31, 2009) (concurring in the omission under Rule 14a-8(i)(2) of a proposal because implementation of the proposal may cause the company to breach an existing contract); *Citigroup, Inc.* (February 18, 2009) (concurring in the omission under Rules 14a-8(i)(2) and (i)(6) of a proposal because it may cause the company to breach existing employment agreements); *NVR, Inc.* (February 17, 2009) (same); *Bank of America, Corp.* (February 26, 2008) (concurring in the omission under Rules 14a-8(i)(2) and (i)(6) of a proposal because it may violate the confidentiality provisions of an existing consulting agreement); and *Hudson United Bancorp* (March 2, 2005) (concurring in the omission under Rule 14a-8(i)(2) of a proposal because it may cause the company to breach existing contractual arrangements with executive officers).

As in the letters cited above, the Proposal, if implemented, would require the Company to unilaterally breach its contractual obligations. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2).

VI. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal Is Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9.

Pursuant to Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In SLB 14B, the Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

In particular, the Staff has regularly concurred with the exclusion of shareholder proposals that rely on an external standard for a central element of the proposal when the proposal and supporting statement failed to describe sufficiently the substantive provisions of the external standard. For example, in *AT&T, Inc.* (Feb. 16, 2010), the Staff concurred with the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments. . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The Staff agreed with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning. See also *Exxon Mobil Corp.* (Mar. 21, 2011) (concurring with the exclusion of a proposal requesting a report using, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"), *Boeing Co.* (Feb. 5, 2010) (concurring with the exclusion of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *PG&E Corp.* (Mar.7, 2008) (concurring in the exclusion of a proposal that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed); *Johnson & Johnson* (Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Occidental Petroleum Corp.* (Mar 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights"); *Kohl's Corp.* (Mar. 13, 2001) (concurring with the exclusion of proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

The Proposal, which states that the Company must include in its proxy statement, form of proxy and voting instruction forms any nominee submitted by "[a]ny party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements," suffers from the same infirmity as the proposals in the precedents cited above. The Proposal relies upon an external standard (Rule 14a-8(b)) in order to implement a central aspect of the Proposal (shareholder eligibility requirements for nominating directors) but the Proposal (including the supporting statement) fails to describe the substantive provisions of the standard. Without an explanation of which shareholders would be eligible to nominate directors under the Proposal's requested policy, shareholders will be unable to determine the effect of implementing the Proposal that they are being asked to vote upon. The aim of the Proposal is to give certain shareholders or shareholder groups the ability to include their director nominees in the Company's proxy materials. Thus, the provision containing the reference to Rule 14a-8(b) is of central importance to the Proposal, as it is one of the only two provisions governing the critical issue of which shareholders are eligible to utilize the provisions requested under the Proposal.

The failure of the Proposal to explain the eligibility requirements of the policy requested by the Proposal renders the Proposal vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9. Accordingly, the Proposal may be omitted from the Company's 2012 proxy materials pursuant to Rule 14a-8(i)(3).

VII. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Staff has recognized that proposals that, if implemented, would cause the company to breach state law may be omitted from a company's proxy statement in reliance on Rule 14a-8(i)(6). See *Citigroup, Inc.* (Feb. 18, 2009) (concurring with exclusion of shareholder proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)); *NVR. Inc.* (Feb. 17, 2009) (same); *Bank of America Corp.* (Feb. 26, 2008) (same); *AT&T Corp.* (Feb 19, 2008) (same); *The Boeing Co.* (Feb. 19, 2008) (same); *Noble Corp.* (Jan. 19, 2007) (same); *SBC Communications Inc.* (Jan. 11, 2004) (same); *Xerox Corp.* (Feb. 23, 2004) (same); and *Sears, Roebuck & Co.* (Feb. 17, 1989) (same, under predecessor rule); see also Section B. of SLB 14D.

As discussed above and in the New Jersey Opinion, the Proposal's implementation would cause Chiquita to violate New Jersey law because implementation of the Proposal would strip the Board of its ability to exercise its fiduciary duties in connection with the inclusion of nominees to the Board in Chiquita's proxy materials. In addition, as discussed above and in the Ohio Opinion, the Proposal's implementation would cause Chiquita to violate one or more existing contracts. Thus, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating New Jersey law and causing Chiquita to violate an existing contract, it is also excludable under Rule 14a-8(i)(6) as beyond Chiquita's power to implement.

VIII. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals With Matters Relating To the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal dealing with matters relating to a company's "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second considerations related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As discussed above, the Proposal seeks to amend the Company's organizational documents to prevent the Company from agreeing that a "change in control" includes an election of directors that results in a majority of the Company's board consisting of directors nominated by shareholders and elected through the Proposal's proxy access mechanism. This broad prohibition would restrict the Company's ability to agree to routine change in control definitions in a wide variety of ordinary business dealings, including in the terms of financing agreements, publicly-issued notes, equity incentives plans and various other compensation arrangements that are applicable to non-executive officers. Thus, the Proposal implicates matters that are so fundamental to management's ability to run the Company on a day-to-day basis that they cannot effectively be subject to direct shareholder oversight.

For example, based on arm's length negotiations with third parties, the Company's current bank credit agreement and the indenture governing certain outstanding debt securities each contain terms under which an election of directors that results in a majority of the Company's board ceasing to consist of directors who were directors at the relevant effective time or who were nominated by a supermajority of such directors constitutes a change in control. While it is unclear whether implementation of the Proposal would affect these existing provisions, the Proposal clearly would prevent the Company from agreeing to such terms in the future, which in the context of public debt could restrict the Company's ability to negotiate optimal financing terms since a change in control repurchase right is often requested in such financings. The Staff has long concurred that shareholder proposals addressing a company's financing arrangements, including the terms upon which it obtains financing, implicate the company's ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7). For example, in *Vishay Intertechnology, Inc.* (Mar. 28, 2008), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a shareholder proposal requesting the company pay off an existing convertible note. See also *Pfizer Inc.* (Feb. 5, 2003) (concurring that the company could exclude under Rule 14a-8(i)(7) a shareholder proposal requesting a report on "each tax break that provides the company more than $5 million of tax savings," as involving "disclosure of the sources of financing"); *WorldCom, Inc.* (Apr. 4, 2002) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that requested the disclosure of ordinary business matters, including terms of new loans); *Irvine Sensors Corp.* (Jan. 2, 2001) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the terms upon which capital is raised).

Because the Proposal deals with matters relating to the Company's ordinary business operations, the Proposal is excludable from the Company's 2012 proxy materials pursuant to Rule 14a-8(i)(7).

IX. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Business Judgment of Board Members the Company Expects to Nominate for Reelection at the Upcoming Annual Meeting of Shareholders.

The Proposal is excludable pursuant to Rule 14a-8(i)(8)(iii), which permits the exclusion of a shareholder proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors."

In 2010, the Commission adopted amendments to Rule 14a-8(i)(8) to codify prior Staff interpretations and expressly allow for the exclusion of a proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors." Securities Exchange Act Release No. 34-62764 (Aug. 25, 2010) (the "2010 Release"). As explained in the 2010 Release, the amendment to Rule 14a-8(i)(8) "was not intended to change the [S]taff's prior interpretations or limit the application of the exclusion" but rather to "provide more clarity to companies and shareholders regarding the application of the exclusion." See also Securities Exchange Act Release No. 34-56914 (Dec. 6, 2007) (noting that the Staff has taken the position that a proposal would be subject to exclusion under Rule 14a-

8(i)(8) if the proposal "could have the effect of . . . questioning the competence or business judgment of one or more directors").

On a number of occasions, the Staff has permitted a company to exclude a proposal under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, questioned the competence, business judgment, or character of directors who will stand for reelection at an upcoming annual meeting of shareholders. See *Rite Aid Corp.* (Apr. 1, 2011) (concurring with the exclusion of a shareholder proposal that explicitly criticized the business judgment, competence and service of directors because the supporting statement "appear[ed] to question the business judgment of board members whom Rite Aid expects to nominate for reelection at the upcoming annual meeting of shareholders"); *Marriott International, Inc.* (Mar. 12, 2010) (concurring with the exclusion of a shareholder proposal that explicitly targeted two directors for removal from the board and questioned their suitability because the proposal "appear[ed] to question the business judgment of a board member whom Marriott expects to nominate for reelection at the upcoming annual meeting of shareholders"); *Brocade Communications Systems, Inc.* (Jan. 31, 2007) (concurring with the exclusion of a shareholder proposal stating that "any director that ignores [the 2006] votes of the Company's shareowners is not fit for re-election," as appearing to "question the business judgment of board members whom Brocade indicates will stand for reelection at the upcoming annual meeting of shareholders"); *Exxon Mobil Corp.* (Mar. 20, 2002) (concurring with the exclusion of a shareholder proposal that referred to the chief executive officer as causing "negative perceptions of the company" because it "appear[ed] to question the business judgment of Exxon Mobil's chairman, who will stand for reelection at the upcoming annual meeting of shareholders"); *Black & Decker Corp.* (Jan. 21, 1997) (concurring with the exclusion of a shareholder proposal requesting that the board disqualify anyone who has served as chief executive from serving as chairman of the board because it "appear[ed] that the actions contemplated by the proposal, together with certain contentions made in the supporting statement, question[ed] the business judgment, competence and service of the Company's chief executive officer who . . . the Company indicates will stand for reelection at the upcoming annual meeting of shareholders").

The Proposal's whereas clause explicitly criticizes the competence, business judgment and character of Fernando Aguirre, Chiquita's Chairman of the Board, President and Chief Executive Officer. Chiquita presently expects that Mr. Aguirre will be re-nominated for election as a director at its upcoming annual meeting. Specifically, the whereas clause questions Mr. Aguirre's competence, business judgment and character by stating that he "appears incentivized to seek a change in control, rather than improving performance." This sentence squarely calls into question Mr. Aguirre's competence, business judgment and character.

In addition, by stating that "[o]ur board requires new blood with new ideas to turn things around," the whereas clause of the Proposal suggests that members of the Board do not have sufficient competence and business judgment to improve Chiquita's performance. Chiquita also presently expects that many, if not all, of the current members of the Board will be re-nominated for election at its upcoming annual meeting. Accordingly, the Proposal impermissibly questions the competence and business judgment of all of Chiquita's directors and expected nominees for director.

Because the Proposal questions Mr. Aguirre's and the other directors' competence and business judgment, the Proposal is excludable from the Company's 2012 proxy materials pursuant to Rule 14a-8(i)(8)(iii).

X. Conclusion

For the foregoing reasons, Chiquita respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2012 proxy materials pursuant to Rule 14a-8(i)(2), Rule 14a-8(i)(3), Rule 14a-8(i)(6), Rule 14a-8(i)(7) and Rule 14a-8(i)(8)(iii).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Marc S. Gerber

Attachments

cc: James E. Thompson, Esq.
Chiquita Brands International, Inc.

Mr. John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Fernando Aguirre
Chairman of the Board
Chiquita Brands International, Inc. (CQB)
250 E 5th St
Cincinnati OH 45202
Phone: 513 784-8000
Fax: 513-784-8030

Dear Mr. Aguirre,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,


John Chevedden


Date

cc: James E. Thompson <jthompson@chiquita.com>
Corporate Secretary
Ed Loyd <eloyd@chiquita.com>
Director of Investor Relations & Corporate Communications
Phone: 513-784-8000
Fax: 513-564-2042

[CQB: Rule 14a-8 Proposal, December 9, 2011]
3* – Proxy Access

WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this is a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_003.pdf. The Corporate Library (now GMI) cited a potential payment of $21 million (more than 21 times his salary) to CEO Fernando Aguirre as "not in the interests of shareholders as it presents a conflict of interest." He appears incentivized to seek a change in control, rather than improving performance. During the last decade our stock has lost about 20%, while the broader market has gained about 40% in value. Our board requires new blood with new ideas to turn things around.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms, shall include nominees of:
    a. Any party of one or more shareowners that has held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or
    b. Any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements.

2. Any such party may make one nomination or, if greater, a number of nominations equal to twelve percent of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members, named executives under Regulation S-K, and Rule 13d filers seeking a change in control, may not be a member of any such party.

4. All members of any party satisfying item 1(a), and at least one hundred members of any party satisfying item 1(b) who meet Rule 14a-8(b) eligibility requirements, must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement or understanding either to nominate or regarding the nature of any nomination, with anyone not a member of their party.

5. All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees. Nominees may include in the proxy statement a 500 word supporting statement. All board candidates shall be presented together, alphabetically by last name.

6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers.

7. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws.

Encourage our board to implement this proposal: Adopt Proxy Access; Vote – Yes on 3*.

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

McCARTER
&ENGLISH
ATTORNEYS AT LAW

January 5, 2012

Chiquita Brands International, Inc.
250 E. 5th Street
Cincinnati, Ohio 45202

Re: Shareholder Proxy Access Proposal Submitted By John Chevedden

McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102
T: 973-622.4444
F. 973-624-7070
www.mccarter.com

Ladies and Gentlemen:

We have acted as special New Jersey counsel to Chiquita Brands International, Inc., a New Jersey corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John Chevedden (the "Proponent"), which the Proponent intends to present at the Company's 2012 annual meeting of shareholders. In this connection, you have requested our opinion as to certain matters under the New Jersey Business Corporation Act, N.J.S.A. 14A:1-1 et. seq. (the "Act" or "NJBCA").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Certificate of Incorporation of the Company (the "Certificate"); (ii) the By-Laws of the Company (the "Bylaws"); and (iii) the Proposal and its supporting statement.

The Proposal

The Proposal requests that the Company's Board of Directors, "to the fullest extent permitted by law, amend [the Company's] bylaws and governing documents to allow shareowners to make board nominations" in accordance with certain substantive and procedural criteria. Such criteria include the following:

"1. The Company proxy statement, form of proxy, and voting instructions forms, shall include nominees of: (a) Any party of one or more shareowners that has held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or (b) any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements.

5. All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees. Nominees may include in the proxy statement a 500 word supporting statement. All board candidates shall be presented together, alphabetically by last name."

Discussion

You have asked for our opinion as to whether the Proposal, if implemented by the Company, would be valid under the Act.

As set forth in greater detail below, it is our opinion that the Proposal, if implemented by the Company, would not be valid under the Act, because the amendments which it envisions being adopted by the Company's Board of Directors would violate the Act.

The Proposal, If Adopted, Would Cause The Company to Violate New Jersey Law.

The Bylaws and the Certificate of Incorporation Must Conform with the Act

The bylaws of a New Jersey corporation, whether adopted by its board of directors or shareholders, must conform with the Act. See, *e.g.*, Penn-Texas Corp. v. Niles-Bement-Pond Company, 34 N.J. Super 373, 378 (Ch. Div. 1955):

> "It is fundamental that the corporate structure must be established and managed in conformity with the provisions of the Corporation Act [the predecessor to the Business Corporation Act]. A by-law or amendment to a by-law which is repugnant to any part of our Corporation Act is illegal and void. No citation of authority is needed to support this basic principle."[1]

In Brooks v. Standard Oil Company (New Jersey), 308 F. Supp. 810, 814 (S.D.N.Y. 1969), the District Court held that a shareholder-proposed bylaw which would have directed a New Jersey corporation to intensify its efforts to explore for petroleum reserves under the world's oceans and to encourage the creation of an international regime having jurisdiction over such reserves "is not appropriate for stockholder action" under New Jersey law due to the "very broad" scope of management authority reserved to the board under New Jersey law, and therefore may be excluded from the corporation's proxy statement. Implicit in the court's decision is the finding that the bylaws of a New Jersey corporation may not be inconsistent with the power of the board of directors to manage the business and affairs of the corporation.

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1 Black's Law Dictionary (8th Edition, 2004) defines "repugnant" to mean "inconsistent or irreconcilable with; contrary or contradictory to." Our use of the term "inconsistent" in this opinion letter is meant to be the equivalent of the term "repugnant" used by the court in the Penn-Texas decision.

Similarly, the Act specifically provides in Section 14A:2-7(1)(f) that the certificate of incorporation of a New Jersey corporation may only contain such provisions as are "not inconsistent with [the NJBCA] or any other statute of this State." We turn, therefore, to consideration of whether the amendments which are envisioned by the Proposal meets the standards set forth in the Penn-Texas and Brooks decisions (in the case of a Bylaw amendment) and/or Section 14A:2-7(1)(f) (in the case of an amendment to the Certificate).

Duties of the Board of Directors under the Act

In our opinion, adoption of the Proposal would violate the Act because it is inconsistent with the provisions of the Act that vest management authority in the Board of Directors. Specifically, the Proposal would require the Board to include all nominees in the Company's proxy statement without any ability to exercise their fiduciary duty to decide whether or not it would be appropriate, in any specific case, to include a nominee in the proxy statement.

It is a fundamental principle of the Act that "[t]he business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."[2] Section 14A:6-1(1). New Jersey courts have held that although the shareholders are the owners of a corporation, the directors are charged with the management of its business and affairs. See In re PSE&G Shareholder Litigation, 315 N.J. Super. 323, 327 (Ch. Div. 1998), aff'd, 173 N.J. 258, 277 (2002) (shareholders challenged the decision of the board of directors not to institute legal proceedings on behalf of the corporation against officers and directors). Furthermore, intrusions in the regular internal affairs of a New Jersey corporation are not regarded with favor by New Jersey courts. RKO Theatres v. Trenton-New Brunswick Theatres Co., 9 N.J. Super. 401, 404 (Ch. Div. 1950) (action for dissolution brought by holders of one-half of the shares). Questions of management policy are left solely to the discretion of the directors, and the shareholders cannot question the acts of the directors so long as they were taken in furtherance of the corporation's purposes, were not unlawful, and were done in the exercise of good faith and honest judgment (otherwise known as the "business judgment rule"). Eliasberg v. Standard Oil Co., 23 N.J. Super. 431, 441 (Ch. Div. 1952), aff'd, 12 N.J. 467 (1953) (suit by shareholder to enjoin corporation from granting stock options to executives). "'Questions of policy of management .... are left solely to the honest decision of the directors, if their powers are without limitation and free from restraint. To hold otherwise would be to substitute the judgment and discretion of others in the place of those determined on by the scheme of incorporation.'" Brooks v. Standard Oil Company (New Jersey), 308 F.Supp. 810, 814 (S.D.N.Y. 1969) (citing Ellerman v. Chicago Junction Ry. Co., 49 N.J. Eq. 217,

[2] We have found nothing in the Company's Certificate which limits the directors' ability to manage its business and affairs.

232 (N.J. Ch. 1891)). See also Daloisio v. Peninsula Land Co., 43 N.J. Super. 79 (App. Div. 1956) (shareholder challenge to a corporation's failure to complete a purchase of real estate), where it was stated by the court that the business judgment rule protects, among other things, the board's decision as to how best to appropriate corporate funds to advance the corporation's interests.

Requiring the Corporation to Include in its Proxy Statement All Persons Nominated for Election Pursuant to the Proposal Would Be Inconsistent with the Act.

The Act codifies the common law rule that a director stands in a fiduciary relationship to the corporation and its shareholders, and as such, owes a duty of care and loyalty to each. In overseeing the business of the corporation, the directors must act honestly and in good faith, using their best judgment, to determine what is in the best interest of the corporation. Riddle v. Mary A. Riddle Co., 140 N.J. Eq. 315, 318 (1947). This fiduciary duty extends to the process whereby directors are elected by the shareholders. While the board undoubtedly has a fiduciary duty to ensure free and fair elections of directors, and a general fiduciary duty to implement corporate democracy as contemplated by the Act, in our view the board also has a fiduciary duty to cause the corporation to refrain from promoting the election of nominees who, under any reasonable standard, would be unsuitable directors.[3] Requiring the corporation to include any and all shareholder nominees in its proxy statement, regardless of their backgrounds, suitability or experience, and thereby promoting the election of such nominees, would, in our view, be inconsistent with this fiduciary duty.

The Proposal does not contain any provision which would allow the board to exclude a nominee from the corporation's proxy statement if, in the exercise of the board's fiduciary duties, the board determined that such exclusion was in the best interest of the Company and its shareholders. For example, the board would have no ability under the Proposal to exclude from the Company's proxy statement nominees who have a record of criminal or securities law violations, who are affiliated with the Company's competitors, or who otherwise would be undesirable Company directors[4]. Instead, the board and the Company would be forced to promote the potential election of these persons to the board by including them in the Company's proxy statement.

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[3] See discussion of CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 240 (Del., 2008), in following paragraphs.

[4] In this regard, it is worth noting that even persons who, due to prior felony convictions or similar disqualifications, would be barred from running for or holding public office in New Jersey (NJSA 2C:51-2(d)) would nevertheless be required to be included in the proxy statement.

In this regard, it is worth noting that in a very closely analogous case, CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 240 (Del., 2008), the Delaware Supreme Court, in addressing a certified question of law from the United States Securities and Exchange Commission, held that a proposed bylaw, which would have required the corporation to reimburse the expenses of shareholders who nominated candidates in a contested election of directors, violated Delaware law "because the Bylaw contains no language or provision that would reserve to CA's directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." In reaching this conclusion, the Court explained that "in a situation where the proxy contest is motivated by personal or petty concerns, or to promote interests that do not further, or are adverse to, those of the corporation, the board's fiduciary duty could compel that reimbursement be denied altogether." Id. "Such a circumstance could arise, for example, if a shareholder group affiliated with a competitor of the company were to cause the election of a slate of candidates committed to using their director positions to obtain, and then communicate, valuable proprietary strategic or product information to the competitor." Id, footnote 35.

In our view, a New Jersey court examining the legality of the Proposal under the NJBCA would find the reasoning of the Delaware Supreme Court in the CA case extremely persuasive. The automatic reimbursement by the corporation of the expenses of all nominees, as dealt within the CA case, and the requirement that all nominees be included in the corporation's proxy statement, as would be required by the Proposal, would both require the corporation to promote the election of persons who, in the judgment of the board, would be unsuitable as directors. New Jersey courts are likely to follow Delaware case law when analyzing a director's duty to the corporation and its shareholders where, as here, there is little or no direct binding precedent under New Jersey law. Delaware court decisions are not binding precedent on New Jersey courts, but they are frequently utilized in New Jersey court decisions involving questions of corporate law. IBS Financial Corporation v. Seidman and Associates, L.L.C., 136 F. 3d 940, 949-50 (3d Cir. 1998) ("Given the absence of pertinent New Jersey case law, the district court was, in our judgment, correct in concluding that New Jersey courts confronted with a case like the case at bar would look to Delaware case law. When faced with novel issues of corporate law, New Jersey courts have often looked to Delaware's rich abundance of corporate law for guidance."). The Delaware General Corporation Law ("DGCL"), as it existed at the time that CA was decided, was for all intents and purposes identical to the NJBCA in describing the duties of directors of a corporation.[5]

[5] Compare DGCL Section 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may otherwise be provided in this chapter or in the certificate of incorporation."), with NJBCA Section 14A:6-1(1) ("The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided.") While the DGCL was subsequently amended to add new Sections 112

In our view, Section 6-1 of the NJBCA ultimately entrusts to the board of directors, in the sound exercise of their fiduciary duties after taking account all relevant information, the decision whether or not to include in the corporation's proxy statement information concerning a nominee for election as director. In making their decision, the directors may take into account any number of factors, among them the depth of support for the nominee(s) among the shareholders, the background and experience of the nominee(s), whether or not the nominee(s) have a criminal or regulatory history or ties with competitors or others which would make them undesirable as directors, etc. As such, assuming that the prerequisites for the application of the rule are present, a decision by the Board as to whether or not to include any particular nominee(s) in the proxy statement is protected by the business judgment rule. The Proposal, however, would strip the board of all discretion in this regard and would require the Company to amend its Bylaws to provide that all nominees who have been nominated by the requisite threshold number of shareholders be included automatically in the proxy statement, with no ability by the directors to exercise their fiduciary duties to evaluate whether or not their inclusion would be in the best interests of the corporation and its shareholders. This would be inconsistent with the management powers vested in the Board of Directors by Section 6-1 of the Act.[6]

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented by the Company, would not be valid under the Act because the amendments which it envisions being adopted by the Company's Board of Directors would violate the Act.

We are admitted to practice law in the state of New Jersey. The foregoing opinion is limited to New Jersey law. We have not considered and we express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and we consent to your doing so.

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and 113, which deal explicitly with proxy access and expense reimbursement, no counterpart sections appear in the NJBCA.

[6] Of course, the proponents of director nominees who are not included in the proxy statement would remain free to communicate with shareholders and take other actions to promote their election.

Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,



McCarter & English, LLP

EXHIBIT C

Taft/

Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800 / Cincinnati, OH 45202-3957 / Tel: 513.381.2838 / Fax: 513.381.0205 / www.taftlaw.com
Cincinnati / Cleveland / Columbus / Dayton / Indianapolis / Northern Kentucky / Phoenix

January 5, 2012

Chiquita Brands International, Inc.
250 East Fifth Street
Cincinnati, OH 45202

Re: Chiquita Brands International, Inc. 2012 Annual Meeting;
Shareholder Proposal of Mr. John Chevedden

Ladies and Gentlemen:

We have acted as special Ohio counsel to Chiquita Brands International, Inc., a New Jersey corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Mr. John Chevedden (the "Shareholder") for inclusion in the Company's proxy statement for its 2012 annual meeting of shareholders. You have requested our opinion as to certain matters related to the Company's 2002 Stock and Incentive Plan, as amended, including related award agreements (the "Stock Plan"), Severance Agreements entered into with certain senior executives (the "Severance Agreements") and the Employment Agreement between the Company and Fernando Aguirre, as amended (the "Employment Agreement"). Collectively, the Stock Plan, the Severance Agreements and the Employment Agreement are referred to as the "Agreements."

As we have discussed in more detail below, it is our opinion that implementing the Proposal in the manner described herein would violate the laws of the State of Ohio because, among other things, such implementation would cause the Company to impermissibly breach its obligations to certain participants in the Stock Plan, to those executives party to a Severance Agreement and to Mr. Aguirre under the Employment Agreement.

In rendering the opinion set forth herein, we have been furnished and have reviewed the following documents: (a) the Stock Plan; (b) the form of Severance Agreement; (c) the Employment Agreement; (d) the Proposal and supporting statement related thereto, submitted to the Company via email on December 9, 2011; and (e) the Company's proxy statement for the 2010 annual meeting of shareholders.

In our examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies.

Members of our firm are admitted to the bar of the State of Ohio. The opinions expressed herein are based on Ohio law in effect on the date hereof, which law is subject to change with possible retroactive effect. We do not express herein any opinion as to the laws of any other jurisdiction.

Factual Background

We understand, and for purposes of our opinion we have assumed, the relevant facts to be as follows:

The Stock Plan originally became effective on March 19, 2002 and has been amended with the approval of shareholders on each of May 26, 2006 and May 27, 2010.

Each of the Agreements provides that it is governed by Ohio law, and other than the Severance Agreements, without regard to the principles of conflict of laws.

The Stock Plan includes provisions that protect the interests of plan participants if the Company undergoes a "Change in Control." With certain limited exceptions, the Stock Plan provides that all awards issued prior to July 8, 2008 and outstanding on the date of the Change in Control will become fully vested upon a Change in Control. Likewise, participants with awards issued on or after July 8, 2008 will receive certain additional rights, such as an extended exercise period for stock options, if the participant's employment is terminated other than for cause within one year after the Change in Control.

The Stock Plan provides that a Change in Control occurs when, among things, during any two-year period, the members of the Company's Board of Directors (the "Board") at the beginning of the period (together with those directors elected to the Board with the approval of at least two-thirds of the initial or similarly elected directors) no longer constitute a majority of the Board. The Severance Agreements and the Employment Agreement contain substantially identical definitions of Change in Control.

The Stock Plan provides that, except as required by law, it may not be amended by the Board, if the rights of a participant of the Stock Plan with respect to any awards granted prior to such amendment would be impaired without the consent of such participant. As of April 1, 2010, there were 165 participants in the Stock Plan.

No provision of the Severance Agreements may be modified unless such modification is agreed to in writing and signed by the executive and such officer as may be specifically designated by the Board. Similarly, the Employment Agreement cannot be amended without the consent of both parties.

On December 9, 2011, the Shareholder submitted the Proposal, which reads, in relevant part, as follows:

"RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareowners to make board nominations as follows:

...

6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers."

Analysis

The Proposal states that any persons nominated by shareholders under the provision of the Proposal would not be counted towards a Change in Control for any purpose. Accordingly, the Proposal, if implemented, would require the Company to breach its obligations under each of the Agreements applicable to existing participants or parties by requiring it to ignore events that would constitute a Change in Control under the express terms of the Agreements and deny plan participants the material protections afforded by the Change in Control provisions in violation of Ohio law. See *Spectrum Benefit Options, Inc. v. Med. Mut. of Ohio*, 174 Ohio App.3d 29, 2007-Ohio-5562, 880 N.E.2d 926 (4th Dist. 2007); *Boundy v. Arnold Haviland Co.*, 33 Ohio App.3d 156, 158, 514 N.E.2d 931 (3rd Dist.1986); *Ohio Farmers Ins. Co. v. Cochran*, 104 Ohio St. 427, 434, 135 N.E. 537 (1922).

Similarly, the Proposal, if implemented, would effectively require the Company to unilaterally amend the Agreements to modify the section of the Change in Control definition noted above. See *Nagle Heating & Air Condition Co. v. Heskett*, 66 Ohio App.3d 547, 550, 585 N.E.2d 866 (4th Dist.1990); *Hanly v. Riverside Methodist Hosp.*, 78 Ohio App.3d 73, 79, 603 N.E.2d 1126 (10th Dist.1991); *Transworld Sys., Inc v. Ohio Univ.*, Ohio Ct.Cl. No. 2003-01873-AD, 2003-Ohio-6590, 2003 WL 22905242; *Frengel v. Ports Petroleum Co., Inc.*, 11th Dist. No. 3790, 1987 WL 16922 (Sept. 11, 1987). Because the rights of participants in the Stock Plan would be impaired by this modification, such an amendment would only be permitted under the Stock Plan with the consent of the affected participants. Likewise, the modification under the Severance Agreements and the Employment Agreements would only be permitted with the consent of the parties. An attempt to unilaterally alter the terms of a contract that does not expressly provide for such action is a breach of contract and violates Ohio law. Accordingly, the Proposal, if implemented, would violate Ohio law.

* * *

Based upon and subject to the foregoing, it is our opinion that implementation of the Proposal in the manner described herein would violate Ohio law.

This opinion is furnished to you solely for your benefit in connection with the Proposal, and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Sincerely yours,

Taft Stettinius & Hollister LLP

Taft Stettinius & Hollister LLP

EXHIBIT D

Appendix A

CHIQUITA STOCK AND INCENTIVE PLAN

(Adopted March 19, 2002, as amended through March 31, 2010)

CHIQUITA STOCK AND INCENTIVE PLAN

TABLE OF CONTENTS

Table of Contents

CHIQUITA STOCK AND INCENTIVE PLAN

SECTION I.

PURPOSE

The purpose of the Chiquita Stock and Incentive Plan (the "*Plan*") is to promote the long-term growth and financial success of Chiquita Brands International, Inc. (the "*Company*") and its subsidiaries by enabling the Company to compete successfully in attracting and retaining employees and directors (and consultants and advisors) of outstanding ability, stimulating the efforts of such persons to achieve the Company's long-range performance goals and objectives, and encouraging the identification of their interests with those of the Company's shareholders.

SECTION II.

DEFINITIONS

For purposes of this Plan, the following terms shall have the following meanings:

2.1 "*Advisor*" means a person who provides bona fide advisory or consulting services to the Company or a Subsidiary and whose Shares subject to an Award are eligible for registration on Form S-8 under the Securities Act of 1933.

2.2 "*Award*" means any form of Stock Option, Restricted Stock Award, Restricted Stock Unit Award, Unrestricted Stock Award, Performance Award, or Stock Appreciation Right granted under this Plan.

2.3 "*Award Agreement*" means a written agreement setting forth the terms of an Award.

2.4 "*Award Date*" or "*Grant Date*" means the date designated by the Committee as the date upon which an Award is granted.

2.5 "*Award Period*" or "*Term*" means the period beginning on an Award Date and ending on the expiration date of such Award.

2.6 "*Board*" means the Board of Directors of the Company.

2.7 "*Cause*" means, unless otherwise defined in an Award Agreement or a severance agreement in effect between a Participant and the Company (in which case such definition shall govern), a Participant's engaging in any of the following acts:

(i) any type of disloyalty to the Company or a Subsidiary, including, without limitation, fraud, embezzlement, theft, or dishonesty in the course of a Participant's employment or business relationship with the Company or Subsidiary; or

(ii) conviction of a felony or other crime involving a breach of trust or fiduciary duty owed to the Company or a Subsidiary; or

(iii) unauthorized disclosure of trade secrets or confidential information of the Company or a Subsidiary; or

(iv) a material breach of any agreement with the Company or a Subsidiary in respect of confidentiality, non-disclosure, non-competition or otherwise; or

(v) any serious violation of a policy of the Company or a Subsidiary that is materially damaging to the interests of the Company or Subsidiary.

2.8 "*Change in Control*" means the occurrence after the Effective Date of any of the following events:

(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than an Exempt Entity, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 30% or more of the total voting power of all of the Company's voting securities then outstanding ("*Voting Shares*");

(ii) on any date, the individuals who constituted the Company's Board at the beginning of the two-year period immediately preceding such date (together with any new directors whose election by the Company's Board, or whose nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or

(iii) immediately after a merger or consolidation of the Company or any Subsidiary of the Company with or into, or the sale or other disposition of all or substantially all of the Company's assets to, any other corporation (where pursuant to the terms of such transaction outstanding Awards are assumed by the surviving, resulting or acquiring corporation or new Awards are substituted therefor), the Voting Shares of the Company outstanding immediately prior to such transaction do not represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity or any parent thereof) more than 50% of the total voting power of the voting securities of the Company or surviving or acquiring entity or any parent thereof outstanding immediately after such merger or consolidation.

2.9 "*Code*" means the United States Internal Revenue Code of 1986, as amended, and the regulations and rulings thereunder. References to any particular section of the Code include references to any successor amendments or replacements of such section.

2.10 "*Committee*" means the committee appointed by the Board and consisting of two or more Directors of the Company, each of whom shall be a "non-employee director" as defined in Rule 16b-3 and an "outside director" as defined in the regulations under Section 162(m) of the Code.

2.11 "*Common Stock*" means the Company's Common Stock, par value $.01 per share, and any successor security.

2.12 "*Company*" means Chiquita Brands International, Inc.

2.13 "*Designated Payment Date*" has the meaning set forth in Section 8.2(a).

2.14 "*Director*" means any person serving on the Board of Directors of the Company or any of its Subsidiaries who is not an Officer (or officer) or Employee of the Company or any Subsidiary.

2.15 "*Disability*" means (i) a "permanent and total disability" within the meaning of Section 22(e)(3) of the Code as determined by the Committee in good faith upon receipt of medical advice from one or more individuals, selected by the Committee, who are qualified to give professional medical advice, or (ii) in the case of an Employee, a disability that qualifies as a long-term disability under the Company's or a Subsidiary's Long Term Disability insurance, or (iii) any other definition of disability set forth in an Award Agreement.

2.16 "*Effective Date*" means March 19, 2002.

2.17 "*Eligible Person*" means any person who is either an Employee, Director or Advisor.

2.18 "*Employee*" means (i) any officer or employee of the Company or a Subsidiary (including those employees on military leave, sick leave, or other bona fide leave of absence approved by the Company or a Subsidiary) or (ii) any person who has received and accepted an offer of employment from the Company or a Subsidiary.

2.19 "*Exchange Act*" means the Securities Exchange Act of 1934.

2.20 "*Exempt Entity*" means (i) an underwriter temporarily holding securities pursuant to an offering of such securities and (ii) the Company, any of its Subsidiaries or any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Subsidiaries.

2.21 "*Fair Market Value*" means, as of any date, the closing price of a Share on a specified date as reported on the New York Stock Exchange Composite Tape (or such other consolidated transaction reporting system on which the Shares are primarily traded) or, if the Shares were not traded on such day, then the next preceding day on which the Shares were traded, all as reported by such source as the Committee may select. If the Shares are not traded on a national securities exchange or other market system, Fair Market Value shall be determined by the Committee in accordance with Section 409A of the Code.

2.22 "*Immediate Family*" means any child, stepchild, grandchild, spouse, son-in-law or daughter-in-law and shall include adoptive relationships; provided, however, that if the Committee adopts a different definition of "immediate family" (or similar term) in connection with the transferability of Stock Options and SARs awarded under this Plan, such definition shall apply, without further action of the Board.

2.23 "*Incentive Stock Option*" means any Stock Option awarded under Section VII of this Plan intended to be and designated as an "Incentive Stock Option" within the meaning of Section 422 of the Code.

2.24 "*Non-Qualified Stock Option*" means any Stock Option awarded under Section VII of this Plan that is not an Incentive Stock Option.

2.25 "*Officer*" means a person who has been determined to be an officer of the Company under Rule 16a-1(f) in a resolution adopted by the Board.

2.26 "*Option Price*" or "*Exercise Price*" means the price per share at which Common Stock may be purchased upon the exercise of an Option or an Award.

2.27 "*Participant*" means an Eligible Person to whom an Award has been made pursuant to this Plan.

2.28 "*Performance Award" means an Award granted pursuant to Section IX.*

2.29 "*Performance-Based Compensation*" means compensation intended to satisfy the requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code and the Treasury Regulations thereunder.

2.30 "*Performance Measures*" means any one or more of the following, as selected by the Committee and applied to the Company as a whole or individual units thereof, and measured either absolutely or relative to a designated group of comparable companies: (1) earnings before interest, taxes, depreciation, and amortization (EBITDA); (2) earnings before interest and taxes (EBIT); (3) appreciation in the Fair Market Value, book value or other measure of value of the Common Stock; (4) cash flow; (5) earnings (including, without limitation, earnings per share); (6) return on equity; (7) return on investment; (8) total stockholder return; (9) return on capital; (10) return on assets or net assets; (11) revenue; (12) income (including, without limitation, net income); (13) operating income (including, without limitation, net operating income); (14) operating profit (including, without limitation, net operating profit); (15) operating margin; (16) return on operating revenue; (17) market share; (18) debt to equity ratio/debt levels; (19) price earnings ratio; (20) expense ratios/operating expense; (21) total expenditures; (22) supply costs/cost reduction targets; (23) cumulative shareholder value added (SVA); (24) economic profit/economic value added (EVA)/cost of capital; (25) working capital/capital expended; (26) turnover of assets, capital, or inventory; (27) customer satisfaction/service; (28) safety; (29) liquidity; (30) inventory control/efficiency; (31) employee retention/attrition rates; (32) legal and ethical compliance; (33) improvement of financial ratings; and (34) satisfactory internal or external audits.

2.31 "*Reference Price*" with respect to a SAR means a dollar amount determined by the Committee at the time of Grant.

2.32 "*Replacement Option*" means a Non-Qualified Stock Option granted pursuant to Section 7.4 upon the exercise of a Stock Option granted pursuant to the Plan where the Option Price is paid with previously owned shares of Common Stock.

2.33 "*Restricted Shares*" or "*Restricted Stock*" means those shares of Common Stock issued pursuant to a Restricted Stock Award which are subject to the restrictions set forth in the related Award Agreement.

2.34 "*Restricted Stock Award*" means an award of a fixed number of Restricted Shares which is subject to forfeiture conditions, transfer restrictions and other conditions set forth in the related Award Agreement.

2.35 "*Restricted Stock Unit*" means a notional unit representing the right to receive one Share which is the subject to forfeiture provisions and other conditions set forth in the related Award Agreement.

2.36 "*Restricted Stock Unit Award*" means an award of a fixed number of Restricted Stock Units which is subject to forfeiture provisions and other conditions set forth in the related Award Agreement.

2.37 "*Retirement*" means an Employee's or Director's Separation from Service (in each case other than by reason of death or Disability or for Cause) on or after (i) attainment of age 65 or (ii) attainment of age 55 with 10 years of employment with, or service on the Board of, the Company or a Subsidiary.

2.38 "*Rule 16b-3*" and "*Rule 16a-1(f)*" mean Rules 16b-3 and 16a-1(f) under the Exchange Act or any corresponding successor rules or regulations.

2.39 "*Separation from Service*" or "*Separates from Service*" has the meaning ascribed to such term in Section 409A of the Code.

2.40 "*Share*" means one share of the Company's Common Stock.

2.41 "*Short-term Deferral Deadline*" means the last day on which a payment or the delivery of Shares would qualify as a short-term deferral under Treasury Regulation § 1.409A-1(b)(4). A payment or delivery of Shares that occurs no later of the 15th day of the third month following the Participant's first taxable year in which an Award is no longer subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code) or the 15th day of the third month following the end of the Company's first taxable year in which an Award is no longer subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code) generally qualifies as a short-term deferral.

2.42 "*Specified Employee Delayed Payment Date*" has the meaning set forth in Section 8.2(a).

2.43 "*Stock Appreciation Right*" or "*SAR*" means the right to receive, for each unit of the SAR, an amount of cash, a number of Shares or a combination thereof equal in value to, the excess of the Fair Market Value of one Share on the date of exercise of the SAR over the Reference Price of the SAR.

2.44 "*Stock Option*" or "*Option*" means the right to purchase shares of Common Stock (including a Replacement Option) granted pursuant to Section VII of this Plan.

2.45 "*Subsidiary*" means, with respect to grants of Awards (other than Incentive Stock Options), any entity directly or indirectly controlled by the Company or any entity, including an acquired entity, in which the Company has a controlling interest (as defined in Treasury Regulation § 1.409A-1(b)(5)(iii)), as determined by the Committee, in its sole discretion, provided such entity is considered a service recipient (within the meaning of Section 409A) that may be aggregated with the Company.

With respect to grants of Incentive Stock Options, the term "*Subsidiary*" means any corporation and any other entity considered a subsidiary as defined in Section 424(f) of the Code.

2.46 "*Transfer*" means alienation, attachment, sale, assignment, pledge, encumbrance, charge or other disposition; and the terms "*Transferred*" or "*Transferable*" have corresponding meanings.

2.47 "*Unrestricted Stock Award*" means an Award granted pursuant to Section 8.3.

2.48 "*Vest*" means, in the case of any Award, to become exercisable or become free of restrictions solely as a result of either (i) the passage of required time periods specified under the terms of the Award ("*Passage of Time Criteria*") or (ii) the inapplicability of Passage of Time Criteria due to a Change of Control or a Separation from Service pursuant to the provisions of Section XI. For purposes of this Plan, "Vest" does not refer to an Award becoming exercisable or free of restrictions due to the attainment of performance criteria or any other criteria not solely related to the passage of time ("*Other Criteria*"). An Award whose terms specify Other Criteria that have not been fully satisfied at the time of a Change of Control or Separation from Service will not Vest (unless otherwise determined by the Committee or specifically provided by such terms) solely as a result of a Change of Control (even if the terms of such Award contain Passage of Time Criteria in addition to, in combination with, or as an alternative to such Other Criteria), unless such Vesting is provided for in a separate agreement between the holder of the Award and the Company; provided, however, that such Awards shall be eligible for vesting pursuant to Sections 5.2 or 5.3 hereof.

SECTION III.

ADMINISTRATION

3.1 **The Committee.** This Plan shall be administered and interpreted by the Committee. Except as provided in Section 3.4, any function of the Committee also may be performed by the Board. Actions of the Committee may be taken by a majority of its members at a meeting or by the unanimous written consent of all of its members without a meeting.

3.2 **Powers of the Committee.** The Committee shall have the power and authority to operate, manage and administer the Plan on behalf of the Company, which includes, but is not limited to, the power and authority:

(i) to grant to Eligible Persons one or more Awards consisting of any or a combination of Stock Options, Restricted Stock, Restricted Stock Units, Unrestricted Stock, Performance Awards, and Stock Appreciation Rights;

(ii) to select the Eligible Persons to whom Awards may be granted;

(iii) to determine the types and combinations of Awards to be granted to Eligible Persons;

(iv) to determine the number of Shares or units which may be subject to each Award;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award (including, but not limited to, the term, price, exercisability, method of exercise and payment, any restriction or limitation on transfer, any applicable performance measures or contingencies, any vesting schedule or acceleration, or any forfeiture provisions or waiver, regarding any Award) and the related Shares, based on such factors as the Committee shall determine; and

(vi) to modify or waive any restrictions, contingencies or limitations contained in, and grant extensions to the terms or exercise periods of, or accelerate the vesting of, any outstanding Awards, as long as such modifications, waivers, extensions or accelerations would not either cause the Award to be treated as the granting of a new Award or an extension of the Award under Code Section 409A that is not exempt from, or compliant with, the requirements of Section 409A or be inconsistent with the terms of the Plan, but no such changes shall impair the rights of any Participant without his or her consent unless required by law or integrally related to a requirement of law.

3.3 **Guidelines.** The Committee will have the authority and discretion to interpret the Plan and any Awards granted under the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any related Award Agreement in the manner and to the extent it deems necessary to carry the Plan into effect.

3.4 **Delegation of Authority.** The Committee may delegate to one or more of the Company's Officers or (in the case of ministerial duties only) other employees all or any portion of the Committee's authority, powers, responsibilities and administrative duties under the Plan, with such conditions and limitations as the Committee shall prescribe in writing; provided, however, that only the Committee is authorized to grant Awards to, or make any decisions with respect to Awards granted to, Officers. A record of all actions taken by any Officer to whom the Committee has delegated a portion of its powers or responsibilities shall be filed with the minutes of the meetings of the Committee and shall be made available for review by the Committee upon request.

3.5 **Decisions Final.** Any action, decision, interpretation or determination by or at the direction of the Committee (or of any person acting under a delegation pursuant to Section 3.4) concerning the application or administration of the Plan or any Award(s) shall be final and binding upon all persons and need not be uniform with respect to its determination of recipients, amount, timing, form, terms or provisions of Awards.

3.6 Award Agreements. Each Award under the Plan shall be evidenced by an Award Agreement substantially in the form approved by the Committee from time to time.

SECTION IV.

SHARES SUBJECT TO PLAN

4.1 Shares Available for Issuance of Awards. Subject to adjustment as provided in Section 4.4, the aggregate number of Shares which may be issued under this Plan shall not exceed 10,525,926 Shares. As determined from time to time by the Committee, the Shares available under this Plan for grants of Awards may consist either in whole or in part of authorized but unissued Shares or Shares which have been reacquired by the Company following original issuance. The aggregate number of Stock Appreciation Right units granted under this Plan shall not exceed 500,000, and the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options shall be 10,525,926.

4.2 Maximum Awards Per Participant. The number of shares covered by Options, together with the number of SAR units, granted to any one individual shall not exceed 2,000,000 during any one calendar-year period.

No more than 500,000 Shares of Common Stock may be issued in payment of Performance Awards denominated in Shares of Common Stock, and no more than $5,000,000 in cash (or Fair Market Value if paid in Shares of Common Stock) may be paid pursuant to Performance Awards denominated in dollars, granted in each case to any one individual during any one calendar-year period that are intended to be Performance-Based Compensation. If delivery of Shares earned under a Performance Award is delayed, any additional Shares attributable to dividends paid during such period of delayed delivery shall be disregarded for purposes of this paragraph.

4.3 Re-Use of Shares. If any Award granted under this Plan shall expire, terminate or be forfeited or canceled for any reason before it has vested or been exercised in full, the number of unissued or undelivered Shares subject to such Award shall again be available for future grants. The Committee may make such other determinations regarding the counting of Shares issued pursuant to this Plan as it deems necessary or advisable, provided that such determinations shall be permitted by law. Notwithstanding the foregoing, Shares that are tendered to or withheld by the Company as full or partial payment in connection with any Award under the Plan, as well as any Shares tendered to or withheld by the Company to satisfy the tax withholding obligations related to any Award, shall not be available for subsequent Awards under the Plan. In addition, a SAR settled in Shares of Common Stock shall be considered settled in full against the number of Shares available for award.

4.4 Adjustment Provisions.

(a) Adjustment for Change in Capitalization. If the Company shall at any time change the number of issued Shares without new consideration to the Company (such as by stock dividend, stock split, recapitalization, reorganization, exchange of shares, liquidation, combination or other change in corporate structure affecting the Shares) or make a distribution to shareholders of cash or property which, has an impact on the value of outstanding Shares, then the numbers of Shares and SAR units specified in Sections 4.1 and 4.2, the specified or fixed numbers of Shares, Restricted Stock Units or SAR units covered by each outstanding Award, and, if applicable, the Option Price, Reference Price, price of Shares covered by a Restricted Stock Award or Restricted Stock Unit Award, or performance goals for each outstanding Award shall be proportionately adjusted; provided that (i) any adjustments made in the number of Shares with respect to which Incentive Stock Options may be or have been granted shall be made in accordance with Code Section 424, (ii) the numbers of Shares, Restricted Stock Units or SAR units covered by each outstanding Award shall be made in accordance with Section 409A of the Code, and (iii) fractions of a Share will not be issued but either will be replaced by a cash payment equal to Fair Market Value of such fraction of a Share or will be rounded down to the nearest whole Share, as determined by the Committee.

(b) Other Equitable Adjustments. Notwithstanding any other provision of the Plan, and without affecting the number of Shares or SAR units reserved or available hereunder, the Committee may authorize the issuance, continuation or assumption of Awards or provide for equitable adjustments or changes in the terms of Awards, in connection with any merger, consolidation, sale of assets, acquisition of property or stock, recapitalization, reorganization or similar occurrence in which the Company is the continuing or surviving corporation, upon such terms and conditions as it may deem equitable and appropriate; provided, that the numbers and types of Shares or SAR units covered by each outstanding Award shall be made in accordance with Section 409A of the Code.

SECTION V.

CHANGE IN CONTROL; MERGER, CONSOLIDATION, ETC.

5.1 Effect of Change in Control On Outstanding Awards. Except as otherwise provided in Section 2.48 (but subject to the provisions of Award Agreement or a separate agreement between the holder of the Award and the Company), in the event of, and upon a Change in Control, all Awards issued under the Plan prior to July 8, 2008 and outstanding on the date of such Change in Control shall become fully (100%) Vested. With respect to Awards issued under the Plan on or after July 8, 2008, all such Awards shall only be subject to accelerated Vesting in accordance with Section 5.2 or 5.3, unless otherwise determined by the Committee or unless earlier vesting is provided for in an Award Agreement or other agreement between the Participant and the Company (in which case such other agreement shall govern).

5.2 Separation from Service After Change in Control. In the event that an Employee has a Separation from Service as a result of the Company or a Subsidiary terminating such Employee's service for any reason other than for Cause within one (1) year after a Change in Control, (A) all Awards held by such Participant shall fully Vest immediately prior to such Separation from Service and (B) all of the outstanding Vested Stock Options and SARs held by such Employee on the date of Separation from Service shall be exercisable for a period ending on the earlier to occur of the first anniversary of the date of Separation from Service or the respective Expiration Dates of such Stock Options and SARs.

5.3 Merger, Consolidation, Etc. In the event that the Company shall, pursuant to action by its Board of Directors, propose to (i) merge into, consolidate with, sell or otherwise dispose of all or substantially all of its assets, to another corporation or other entity and provision is not made pursuant to the terms of such transaction for the assumption by the surviving, resulting or acquiring corporation of outstanding Awards under the Plan, or the substitution of new Awards therefor, or (ii) dissolve or liquidate, then (A) the Committee shall cause written notice of such proposed transaction to be given to each Participant not less than 30 days prior to the anticipated date on which such proposed transaction is to be consummated, and (B) all outstanding Awards that are not so assumed or substituted for shall become fully (100%) Vested immediately prior, but subject, to actual consummation of the transaction. Prior to a date specified in the notice, which shall not be more than 3 days prior to the consummation of such transaction, each Participant shall have the right to exercise all Stock Options and SARs held by such Participant that are not so assumed or substituted for on the following basis: (x) such exercise shall be conditioned on consummation of such transaction, (y) such exercise shall be effective immediately prior to the consummation of such transaction, and (z) the Option Price for any such Stock Options shall not be required to be paid until 7 days after written notice by the Company to the Participant that such transaction has been consummated. If such transaction is consummated, each Stock Option and SAR, to the extent not previously exercised prior to the date specified in the foregoing notice of proposed transaction, shall terminate upon the consummation of such transaction. If such transaction is abandoned, (a) any and all conditional exercises of Stock Options and SARs in accordance with this Section 5.3 shall be deemed annulled and of no force or effect and (b) to the extent that any Award shall have Vested solely by operation of this Section 5.3, such Vesting shall be deemed annulled and of no force or effect and the Vesting provisions of such Award shall be reinstated.

5.4 Applicability of Section V. The provisions of Section V shall apply to all Awards granted under the Plan, unless and to the extent that the Committee expressly provides otherwise in the terms of an Award at the time it is granted.

SECTION VI.

EFFECTIVE DATE AND DURATION OF PLAN

6.1 **Effective Date.** This Plan was originally effective on the Effective Date. This amended Plan was adopted by the Board of Directors on March 31, 2010 and shall be effective, as amended, as of such date, except that the amendments increasing the maximum aggregate number of Shares available for issuance under the Plan (including issuance through Incentive Stock Options) from 9,425,926 shares to 10,525,926 shares and revising the definition of "Performance Measures" in Section 2.30 shall become effective only upon approval of this amended Plan by the shareholders of the Company at the 2010 Annual Meeting.

6.2 **Duration of Plan.** The Plan shall continue in effect indefinitely until terminated by the Board pursuant to Section XII. Notwithstanding the continued effectiveness of this Plan, no Incentive Stock Option shall be granted under this Plan on or after the tenth anniversary of the Plan's approval by the shareholders of the Company at the 2010 Annual Meeting.

SECTION VII.

STOCK OPTIONS

7.1 **Grants.** Stock Options may be granted alone or in addition to other Awards granted under this Plan. Each Option granted shall be designated as either a Non-Qualified Stock Option or an Incentive Stock Option. One or more Stock Options may be granted to any Eligible Person, except that only Non-Qualified Stock Options may be granted to any Director of or Advisor to the Company.

7.2 **Terms of Options.** Except as otherwise required by Sections 7.3 and 7.4, Options granted under this Plan shall be subject to the following terms and conditions and shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem desirable:

(a) Option Price. The Option Price per share of Common Stock purchasable under a Stock Option shall be determined by the Committee at the time of grant, except that in no event shall the Option Price be less than 100% of Fair Market Value on the Grant Date.

(b) Option Term. The Term of each Stock Option shall be fixed by the Committee, but no Stock Option shall be exercisable more than ten (10) years after its Award Date.

(c) Exercisability. A Stock Option shall be exercisable at such time or times and subject to such terms and conditions as shall be specified in the Award

Agreement; provided, however, that an Option may not be exercised as to less than one hundred (100) Shares at any time unless the number of Shares for which the Option is exercised is the total number available for exercise at that time under the terms of the Option.

(d) Method of Exercise. A Stock Option may be exercised in whole or in part at any time during its Term by giving written notice of exercise to the Company specifying the number of Shares to be purchased. Such notice shall be accompanied by payment in full of the Option Price in cash unless some other form of consideration is approved by the Committee at or after the grant. Payment in full or in part also may be made in the form of Shares of Common Stock owned by the Participant for at least six (6) months prior to exercise, which Shares shall be valued at the Fair Market Value of the Common Stock on the date of exercise.

(e) Cashless Exercise. A Participant may elect to pay the Exercise Price upon the exercise of an Option by authorizing a broker to sell all or a portion of the Shares acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise. The Committee may approve such other methods of payment of an Option's Exercise Price as it deems appropriate.

(f) Non-Transferability of Options. Stock Options shall be Transferable only to the extent provided in Section 13.3 of this Plan.

(g) Termination. Stock Options shall terminate in accordance with Section XI of this Plan.

(h) No Right to Defer. In no event shall a Stock Option awarded under this Plan include any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of the Stock Option under Treas. Reg. § 1.83-7, or the time the Shares acquired pursuant to the exercise of the Stock Option first become substantially vested (as defined in Treas. Reg. § 1.83-3(b)).

(i) Fixed Number of Shares. The number of Shares subject to a Stock Option shall be fixed on the Grant Date.

7.3 **Incentive Stock Options**. Incentive Stock Options shall be subject to the following terms and conditions:

(a) Award Agreement. Any Award Agreement relating to an Incentive Stock Option shall contain such terms and conditions as are required for the Option to be an "incentive stock option" as that term is defined in Section 422 of the Code.

(b) Ten Percent Shareholder. An Incentive Stock Option shall not be awarded to any person who, at the time of the Award, owns or is deemed to own (by reason of attribution rules of Section 424(d) of the Code) Shares possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, its parent corporation (as defined in Section 424(e) of the Code), if any, and its subsidiary corporations (as defined in Section 424(f) of the Code).

(c) Qualification under the Code. Notwithstanding anything in this Plan to the contrary, no term of this Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code, or, without the consent of an affected Participant, to disqualify any Incentive Stock Option under Section 422 of the Code, except as may result in the event of a Change of Control.

(d) Notification of Disqualifying Disposition. Each Award Agreement with respect to an Incentive Stock Option shall require the Participant to notify the Company of any disposition of Shares of Common Stock issued pursuant to the exercise of such Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), within ten (10) days of such disposition.

7.4 **Replacement Options.** The Committee may provide at the time of grant that an Option shall include the right to acquire a Replacement Option upon the exercise of such Option (in whole or in part) prior to an Employee's Separation from Service if the payment of the Option Price is paid in Shares. In addition to any other terms and conditions the Committee deems appropriate, the Replacement Option shall be subject to the following terms:

(a) Number of Shares. The number of Shares subject to the Replacement Option shall not exceed the sum of the number of whole Shares used to satisfy the Option Price (whether by delivery of Shares to the Company or by reduction of Shares otherwise deliverable to the Participant on exercise) of the original Option and the number of whole Shares, if any, used to satisfy the payment for withholding taxes (whether by such delivery or such reduction) in accordance with Section 13.7.

(b) Grant Date. The Replacement Option Grant Date will be the date of the exercise of the original Option.

(c) Option Price. The Option Price per share of Common Stock purchasable under a Replacement Option shall be determined by the Committee at the time of grant, except that in no event shall the Option Price be less than 100% of Fair Market Value on the Replacement Option Grant Date.

(d) Vesting. The Replacement Option shall be exercisable no earlier than one (1) year after the Replacement Option Grant Date.

(e) Term. The Term of the Replacement Option will not extend beyond the Term of the original Option to which the Replacement Option relates.

(f) Non-Qualified. The Replacement Option shall be a Non-Qualified Stock Option.

SECTION VIII.

RESTRICTED STOCK, RESTRICTED STOCK UNIT AND UNRESTRICTED STOCK AWARDS

8.1 Grants of Restricted Stock and Restricted Stock Unit Awards. The Committee may, in its discretion, grant one or more Restricted Stock or Restricted Stock Unit Awards to any Eligible Person. Each Restricted Stock or Restricted Stock Unit Award shall specify the number of Shares covered by the Award, the price, if any, to be paid for such Shares by the Participant, the restrictions imposed on the Shares and, in the case of a Restricted Stock Unit Award, the date or dates on which the Shares will be issued. The Committee may grant Restricted Stock or Restricted Stock Unit Awards subject to the attainment of specified performance goals, continued employment or such other limitations or restrictions as the Committee may determine. Such conditions may, but need not, be conditions that cause a Restricted Stock Award to be treated as subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code) and a Restricted Stock Unit Award to be treated as subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code).

8.2 Terms and Conditions of Restricted Stock and Restricted Stock Unit Awards. Restricted Stock and Restricted Stock Unit Awards shall be subject to the following provisions:

(a) Issuance of Shares. The Shares covered by a Restricted Stock Award shall be issued immediately upon (or as promptly as is administratively practicable after) grant. The Shares covered by a Restricted Stock Unit Award shall be issued upon vesting, as determined by the Committee, and shall be delivered on or before the Short-term Deferral Deadline, except that Shares that vest on account of the Participant's Separation from Service by reason of Retirement in accordance with Section 11.1(a) shall be delivered on the first payroll date following the date of Separation from Service (the "*Designated Payment Date*"). If the Shares cannot be delivered on the Designated Payment Date because it is administratively impracticable, the Shares will be delivered as soon as administratively practicable, but in no event later than a date within the same taxable year of the Participant as the Designated Payment Date or, if later, by the 15th day of the third calendar month following the Designated Payment Date; provided, however, that the Participant shall not be permitted, directly or indirectly, to designate the taxable year of delivery of the Shares. Notwithstanding the forgoing, if it is reasonably determined that Section 409A of the Code will result in the imposition of additional tax on account of the delivery of the Shares before the expiration of the 6-

month period described in Section 409A(a)(2)(B)(i) (relating to the required delay in payment to a specified employee pursuant to a Separation from Service), such delivery will in lieu thereof be made on the date that is six (6) months and one (1) day following the date of the Participant's Separation from Service (or, if earlier, the date of death of the Participant) (the "*Specified Employee Delayed Payment Date*"). A Participant may defer delivery of the Shares subject to a Restricted Stock or Restricted Stock Unit Award to a date or dates after the Restricted Stock or Restricted Stock Unit Award is no longer subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code) if the terms of the Restricted Stock or Restricted Stock Unit Award and any deferral election comply with the requirements of Section 409A of the Code. A Participant shall be a "specified employee" for purposes of this Plan if he or she is a specified employee as such term is defined in Treas. Reg. §1.409A-1(i) and in accordance with such rules as may be established by the Committee (including its delegate) from time to time.

(b) Stock Powers and Custody. With respect to Restricted Shares subject to a Restricted Stock Award, the Committee may require the Participant to deliver a duly signed stock power, endorsed in blank, relating to such Shares. The Committee may also require that the stock certificates evidencing such Shares be held in custody by the Company until the restrictions on them shall have lapsed.

(c) Shareholder Rights. A Participant granted a Restricted Stock Unit Award shall not be entitled to dividend or voting rights in respect of any of the Shares underlying the Award the Award has vested in whole or in part and the Shares are issued.

(d) Non-Transferability. Restricted Stock and Restricted Stock Unit Awards shall be Transferable only to the extent provided in Section 13.3 of this Plan.

8.3 **Unrestricted Stock Awards.** The Committee may make Awards of unrestricted Common Stock to (i) Eligible Persons in recognition of outstanding achievements or contributions by such persons or (ii) Directors for service on the Board. Unrestricted Shares issued under this Section 8.3 may be issued for no cash consideration. In the event an Unrestricted Stock Award is granted, the Shares subject to such Award shall be issued immediately upon (or as promptly as is administratively practicable after) grant; provided that a Participant may defer delivery of the Shares subject to an Unrestricted Stock Award to a later date or dates if the terms of the Unrestricted Stock Award and any deferral election comply with the requirements of Section 409A of the Code.

SECTION IX.

PERFORMANCE AWARDS

9.1 **Performance Awards.** The Committee may, in its discretion, grant Performance Awards to Eligible Persons in accordance with the following terms and conditions:

(a) Grant. A Performance Award shall consist of the right to receive either (i) Common Stock or cash of an equivalent value, or a combination of both, at the end of a specified Performance Period (defined below) or (ii) a fixed-dollar amount payable in cash or Shares, or a combination of both, at the end of a specified Performance Period. The Committee shall determine the Eligible Persons to whom and the time or times at which Performance Awards shall be granted, the number of Shares or the amount of cash to be awarded to any person, the duration of the period (the "*Performance Period*") during which, and the conditions under which, a Participant's Performance Award will vest, and the other terms and conditions of the Performance Award in addition to those set forth in Section 9.2.

(b) Performance Criteria and Performance-Based Compensation. The Committee shall designate any Performance Award granted to a Participant that is intended to be Performance-Based Compensation. Any Performance Award designated as intended to be Performance-Based Compensation shall be conditioned on the achievement of one or more objective performance goals, based on one or more Performance Measures, to the extent required by Code Section 162(m). Any Performance Award under this Section 9.1 not designated as intended to be Performance-Based Compensation may be conditioned on such performance goals, factors, or criteria as the Committee shall determine. Such conditions may, but need not, be conditions that cause the Performance Award to be treated as subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code).

9.2 **Terms and Conditions of Performance Awards.** Performance Awards granted pursuant to this Section IX shall be subject to the following terms and conditions:

(a) Shareholder Rights. A Participant receiving a Performance Award shall not be entitled to dividend or voting rights in respect of the Shares covered by the Performance Award until the Award has vested in whole or part and any Shares earned have been issued.

(b) Payment. Subject to the provisions of the Award Agreement and this Plan, at the expiration of the Performance Period, share certificates, cash or both (as the Committee may determine) shall be delivered to the Participant, or his or her legal representative or guardian, in a number or an amount equal to the vested portion of the Performance Award. In no event shall the shares certificates, cash or both be delivered later than the Short-term Deferral Deadline, except that shares certificates, cash or both that are payable on account of the Participant's Separation from Service by reason of

Retirement in accordance with Section 11.1(a) shall be delivered on the Designated Payment Date unless it is reasonably determined that Code Section 409A will result in the imposition of additional tax on account of such payment before the expiration of the 6-month period described in Section 409A(a)(2)(B)(i), in which case such payment will be made on the Specified Employee Delayed Payment Date; provided that a Participant may defer payment under a Performance Award to a date or dates after the Performance Award is no longer subject to a substantial risk of forfeiture if the terms of the Performance Award and any deferral election comply with the requirements of Section 409A of the Code.

(c) Non-Transferability. Performance Awards shall not be Transferable except in accordance with the provisions of Section 13.3 of this Plan.

(d) Termination of Employment. Unless otherwise provided in a separate agreement between the Participant and the Company, upon a Participant's Separation from Service for any reason during the Performance Period for a given Award, the Performance Award in question will vest and be payable or will be forfeited as provided in this Plan and in any Award Agreement.

SECTION X.

STOCK APPRECIATION RIGHTS

10.1 Stock Appreciation Rights. The Committee may, in its discretion, grant Stock Appreciation Rights. Any Stock Appreciation Right granted shall be for a specified number of units and have such terms and conditions, not inconsistent with this Plan, as are established by the Committee in connection with the Award. Unless otherwise determined by the Committee, Stock Appreciation Rights may be granted only to Eligible Persons residing in jurisdictions outside the United States to whom, in the Committee's judgment, it is not practicable to grant Stock Options due to the tax and other laws and regulations of such jurisdictions.

10.2 Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights granted pursuant to this Section X shall be subject to the following terms and conditions:

(a) Reference Price. The Reference Price per Share unit subject to a SAR shall be determined by the Committee at the time of grant, except that in no event shall the Reference Price be less than 100% of Fair Market Value on the Award Date.

(b) Term. The term of each Stock Appreciation Right shall be fixed by the Committee, but no Stock Appreciation Right shall be exercisable more than ten (10) years after its Award Date.

(c) Exercise. A Stock Appreciation Right shall be exercisable at such time or times and subject to such terms and conditions as shall be specified in the Award Agreement.

(d) Distribution. The Committee shall determine in its sole discretion, at or after the Award Date, whether Shares, cash or a combination thereof shall be delivered to the holder upon exercise of a SAR. Shares so delivered shall be valued at their Fair Market Value on the date of the SAR's exercise.

(e) Non-Transferability and Termination. SARs shall be Transferable only to the extent provided in Section 13.3 of this Plan and shall terminate in accordance with Section XI of this Plan.

(f) No Right to Defer. In no event shall a SAR awarded under this Plan include any feature for the deferral of compensation other than the deferral of recognition of income until the exercise of the SAR.

(g) Fixed Number of Shares. The number of Shares subject to a SAR shall be fixed on the Award Date.

SECTION XI.

TERMINATION OF AWARDS

11.1 **Termination of Awards to Employees and Directors**. Subject to the provisions of Section 11.3, all Awards issued to Employees and Directors under this Plan shall terminate as follows:

(a) Termination by Death, Disability or Retirement. Unless otherwise determined by the Committee at the time of grant, if such a Participant Separates from Service by reason of his or her death, Disability or Retirement, any Awards held by the Participant shall become fully Vested and, in the case of Stock Options and SARs, may thereafter be exercised by the Participant or by the Participant's beneficiary or legal representative for a period of three (3) years (or such longer period as the Committee may specify at or after grant, which period may not exceed the 10th anniversary of the original date of grant of the Stock Option or SAR) after the date of such Separation from Service or until the expiration of the stated term of such Award, whichever period is shorter.

(b) Termination For Cause. If such a Participant Separates from Service for Cause, or if after such separation the Participant engages in any act which would have warranted a Separation from Service for Cause, the Participant shall forfeit all of his or her rights to any outstanding Awards which have not been exercised and all of such unexercised Awards shall terminate upon the earlier to occur of the date of

Separation from Service or the date upon which the Participant has engaged in any of the conduct described as justifying such a separation for Cause.

(c) Other Termination. Unless otherwise determined by the Committee at the time of grant, if such a Participant Separates from Service for any reason other than death, Disability, Retirement or Cause, all of the Participant's Vested or otherwise exercisable Stock Options and SARs will terminate on the earlier to occur of the stated expiration date of the Awards or ninety (90) calendar days after such Separation from Service. If a Participant dies during the ninety (90) day period following the Separation from Service, any unexercised Award held by the Participant shall be exercisable, to the full extent that such Award was exercisable at the time of death, for a period of one (1) year from the date of death or until the expiration of the stated term of the Award, whichever occurs first.

11.2 Awards to Advisors. An Award granted to an Advisor shall terminate as provided in the Award Agreement.

11.3 Acceleration of Vesting Upon Termination. Upon a Participant's Separation from Service, excluding, however, any Participant who has been terminated for Cause, either the Committee or, unless the Committee determines otherwise, the Chief Executive Officer may, in its or his sole discretion:

(a) Accelerate the Vesting of, or otherwise cause to be exercisable or free of restrictions, all or part of any Awards held by the Participant so that such Awards will be fully or partially exercisable as of the date of Separation from Service or such other date as the Committee or Chief Executive Officer may choose; and

(b) Extend the exercise period of all or part of any Stock Options and SARs held by the Participant for up to five years from the date of termination (whether such termination was because of death, Disability, Retirement or otherwise), but in no event longer than the earlier of the original expiration date of such Award or the 10th anniversary of the original date of grant of the Stock Option or SAR;

provided, however, that (i) no person or entity other than the Committee shall have the authority or discretion to accelerate the Vesting of, otherwise cause to be exercisable or free of restrictions or conditions, or extend the exercise period of, any Award granted to an Officer or Director of the Company, and (ii) such acceleration, waiver, or extension shall not cause the Award to be treated as the granting of a new Award or an extension of the Award under Section 409A of the Code that is not exempt from, or compliant with, the requirements of Section 409A.

11.4 Repricing, Exchange and Repurchase of Awards. Notwithstanding any other provisions of this Plan, without shareholder approval and the consent of each